UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


Center Star Gold Mines, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

151663 2 0 0
(CUSIP Number)


Howard Oveson
57 West 200 South
Suite 310
Salt Lake City, Utah   84101
(801) 359-9309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 1999
(Date of Event which Requires Filing of this Statement)


SCHEDULE 13D

     This is a joint filing by Howard Oveson and Milagro Holdings, Inc., a Delaware corporation of which Mr. Oveson is an officer, director, and majority shareholder.

CUSIP NO.  151663200

1.     Name of Reporting Person: Howard Oveson
       S.S. or I.R.S. Identification No. of Above Person:
2.     Check the appropriate box if a member of a group: (a) [  ] (b) [  ]
3.     SEC USE ONLY
4.     Source of funds: PF
5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): [ ]
6.     Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
   7.     Sole voting power:                 2,165,737
   8.     Shared voting power:                  -0-
   9.     Sole dispositive power:            2,165,737
  10.     Shared dispositive power:             -0-

11.    Aggregate amount beneficially owned by each reporting person: 2,165,737
12. Check box if the aggregate amount in row (11) excludes certain shares: [ ]
13.    Percent of class represented by amount in row (11): 66.6%
14.    Type of reporting person: IN

SCHEDULE 13D

CUSIP NO.  151663200

1.     Name of Reporting Person: Milagro Holdings, Inc.
       S.S. or I.R.S. Identification No. of Above Person:
2.     Check the appropriate box if a member of a group: (a) [  ] (b) [  ]
3.     SEC USE ONLY
4.     Source of funds: WC
5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): [ ]
6.     Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:
   7.     Sole voting power:                    2,165,737
   8.     Shared voting power:                      -0-
   9.     Sole dispositive power:               2,165,737
  10.     Shared dispositive power:                 -0-

11.    Aggregate amount beneficially owned by each reporting person: 2,165,737
12. Check box if the aggregate amount in row (11) excludes certain shares: [ ]
13.    Percent of class represented by amount in row (11): 66.6%
14.    Type of reporting person: CO

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Center Star Gold Mines, Inc., a Nevada corporation (the "Company"). The principal executive offices are located at 5814 South 900 East, Salt Lake City, Utah 84117.

ITEM 2.  IDENTITY AND BACKGROUND

1.     (a)     Howard Oveson
       (b)     57 West 200 South
               Suite 310
               Salt Lake City, Utah 84101
       (c)     Milagro Holdings, Inc.
               57 West 200 South
               Suite 310
               Salt Lake City, Utah 84101
               Occupation: Business Consultant
       (d)     None
       (e)     None
       (f)     United States

2.     (a)     Milagro Holdings, Inc.
       (b)     57 West 200 South
               Suite 310
               Salt Lake City, Utah 84101
       (c)     Milagro Holdings, Inc.
               57 West 200 South
               Suite 310
               Salt Lake City, Utah 84101
               Occupation: Investments
       (d)     None
       (e)     None


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds used for the purchase reported herein are derived from the personal funds of the reporting person and the working capital of the company owned by the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

     The Shares have been acquired and are being held for investment purposes. The reporting person may acquire additional Shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. Although the reporting person has no present plan or proposal which would relate to or would result in any of the events listed below, he may in the future adopt plans or proposals relating to or resulting in one or more of such events:

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
    (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
    (e) Any material change in the present capitalization or dividend policy of the Company;
    (f) Any other material change in the Company's business or corporate structure;
    (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
    (h) Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
    (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As the date hereof, the reporting person beneficially owns an aggregate of 2,165,737 shares of Common Stock, which represents approximately 66.6% of the outstanding shares of Common Stock.
     (b) The reporting person has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 2,165,737 shares of Common Stock.
     (c) Not Applicable
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the reporting person.
     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The reporting person has agreed that Rhonda Eardley, Keith Hatch and Howard Oveson shall serve as officers and directors until that time the Company is purchased or acquired.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 1998

                                   /s/ Howard Oveson


                                   Milagro Holdings, Inc.
                                   By /s/ Howard Oveson, President